Exhibit 99.1

Pactera Announces Completion of Merger

Beijing, March 28, 2014 - Pactera Technology International Ltd. (Nasdaq: PACT) (“Pactera” or the “Company”), a global consulting and technology services provider strategically headquartered in China, today announced the completion of the merger contemplated by the previously announced Agreement and Plan of Merger dated as of October 17, 2013 (the “Merger Agreement”), among the Company, BCP (Singapore) VI Cayman Acquisition Co. Ltd. (“Parent”), BCP (Singapore) VI Cayman Financing Co. Ltd. (“Midco”) and BCP (Singapore) VI Cayman Merger Co. Ltd. (“Merger Sub”). As a result of the merger, the Company became indirectly wholly owned by Parent.

Under the terms of the Merger Agreement, which was approved by the Company’s shareholders at an extraordinary general meeting held on March 6, 2014, each outstanding common share of the Company (“Share”), other than (a) Shares beneficially owned by Mr. Chris Shuning Chen, Mr. Tiak Koon Loh, Mr. David Lifeng Chen, Mr. Jun Su, Ms. He Jin, Mr. Chu Tzer Liu, Mr. Jian Wu, Mr. Junbo Liu, Mr. Jinsong Li, Mr. Minggang Feng, Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. and contributed to Parent (the "Rollover Shares"), (b) Shares held by Parent, the Company or any of their subsidiaries (collectively, with the Rollover Shares, the "Excluded Shares") and (c) Shares owned by shareholders who have validly exercised and have not effectively withdrawn or lost their dissenter rights under Section 238 of the Companies Law, Cap. 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands (the "Dissenting Shares"), was cancelled in exchange for the right to receive $7.30 in cash without interest, and each issued and outstanding American depositary share (the "ADS") (other than any ADS that represents Excluded Shares), each representing one Share, will be cancelled in exchange for the right to receive $7.30 in cash, less $0.05 per ADS in cancellation fees pursuant to the terms of the ADS deposit agreement of the Company, in each case, net of any applicable withholding taxes.

Registered holders of Shares and ADSs represented by share or ADS certificates, other than the Excluded Shares and Dissenting Shares, will receive a letter of transmittal and instructions on how to surrender their certificates in exchange for the merger consideration and should wait to receive the letter of transmittal before surrendering their certificates. Payment will be made to surrendering registered ADS holders and holders of ADSs in un-certificated form as soon as practicable after Deutsche Bank Trust Company Americas, the Company's depositary, receives the merger consideration.

The Company also announced today that it requested that trading of its ADSs on the NASDAQ Global Select Market (the "NASDAQ") be suspended beginning on March 28, 2014. The Company requested the NASDAQ to file Form 25 with the United States Securities and Exchange Commission (the "SEC") notifying the SEC of the delisting of the ADSs on the NASDAQ and the deregistration of the Company's registered securities. The Company intends to terminate its reporting obligations under the Securities Exchange Act of 1934, as amended, by filing Form 15 with the SEC in ten days. The Company's obligations to file or furnish with the SEC certain reports and forms, including Form 20-F and Form 6-K, will be suspended immediately as of the filing date of the Form 15 and will cease once the deregistration becomes effective.

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About Blackstone

The Blackstone Group L.P. (together with its affiliates, “Blackstone”) is one of the world's leading investment and advisory firms, with 25 offices around the world. Through its different investment businesses, as of December 31, 2013, Blackstone had total assets under management of approximately US$266 billion, including US$65.7 billion in private equity funds. Through December 31, 2013, Blackstone's private equity funds have invested approximately US$41 billion in 177 transactions in a variety of industries and geographies. Blackstone’s private equity business manages 72 current or pending portfolio companies with over $86 billion in annual revenues and over 595,000 employees. Our current global investment fund, Blackstone Capital Partners VI, is one of the largest private equity funds in the world with committed capital of US$16.2 billion.

About Pactera

Pactera Technology International Ltd. (NASDAQ: PACT), formed by a merger of equals between HiSoft Technology International Limited and VanceInfo Technologies Inc., is a global consulting and technology services provider strategically headquartered in China. Pactera provides world-class business / IT consulting, solutions, and outsourcing services to a wide range of leading multinational firms through a globally integrated network of onsite and offsite delivery locations in China, the United States, Europe, Australia, Japan, Singapore, Malaysia, Mauritius and Switzerland. Pactera's comprehensive services include business and technology advisory, enterprise application services, business intelligence, application development & maintenance, mobility, cloud computing, infrastructure management, software product engineering & globalization, and business process outsourcing.

For more information about Pactera, please visit www.pactera.com.

Safe Harbor: Forward-Looking Statements

This news release contains forward-looking statements. These statements constitute "forward-looking" statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "target," "going forward," "outlook" and similar statements. Such statements are based upon management's current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Pactera's control, which may cause Pactera's actual results, performance or achievements to differ materially from those in the forward-looking statements. Potential risks and uncertainties include, but are not limited to, the Company's dependence on a limited number of clients for a significant portion of its revenues, uncertainty relating to its clients' forming or plan to form joint venture with the Company's competitors, the economic slowdown in its principal geographic markets, the quality and portfolio of its service lines and industry expertise, and the availability of a large talent pool in China and inflation of qualified professionals' wages, as well as the PRC government's investment in infrastructure construction and adoption of various incentives in the IT service industry. Further information regarding these and other risks, uncertainties or factors is included in Pactera's filings with the U.S. Securities and Exchange Commission. All information provided in this news release is as of the date of this news release, and Pactera does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

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For further information, please contact:

Tracy Zhou

Investor Relations

Pactera Technology International Ltd.

Tel: +86-10-5987-5138

E-mail: ir@pactera.com

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